SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 15, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia stock exchange release dated May 15, 2018: Nokia appoints Sri Reddy as co-president of IP/Optical Networks (ION) business group and as member of the Nokia Group Leadership Team

Nokia appoints Sri Reddy as co-president of IP/Optical Networks (ION) business group and as member of the Nokia Group Leadership Team

Nokia Corporation

Stock exchange release

May 15, 2018 at 09:30 (CET +1)

Nokia appoints Sri Reddy as co-president of IP/Optical Networks (ION) business group and as member of the Nokia Group Leadership Team

Espoo, Finland — Nokia today announced the appointment of Sri Reddy, an experienced leader in Nokia’s ION business group, as co-president of Nokia IP/Optical Networks business group and as member of the Group Leadership Team (GLT), with immediate effect. Current President of ION business group, Basil Alwan, will continue as a GLT member, co-president of the ION business group and an advisor to the CEO.

Reddy and Alwan will split responsibilities, with Reddy principally responsible for day-to-day operational matters and jointly managing the strategy and overall performance of the ION business. Reddy is currently senior vice president and general manager of the Routing Business Unit in ION. He was a founder of Timetra in 2000 and since then has played an instrumental role in building the IP routing business from the ground-up, leading the IP Software Engineering team for over 10 years and subsequently leading the IP Routing Business Unit for the last 5 years.

“I am pleased to see the bench strength of great leaders at Nokia, which allows us to benefit from the capabilities of all our team members. I warmly welcome Sri to the GLT, and am pleased to continue my close collaboration with Basil,” said Rajeev Suri, President and Chief Executive Officer of Nokia.

Reddy holds a Masters of Electrical Engineering and Computer Science from Oregon State University, and a Masters of Business Administration from Santa Clara University. He has held leadership positions in Bay Networks, Timetra and Alcatel-Lucent prior to joining Nokia. Reddy continues to be based in California, and will report to Suri.

Accordingly, the Group Leadership would, effective as of May 15, 2018, consist of the following members: Rajeev Suri (Chairman), Basil Alwan, Hans-Juergen Bill, Kathrin Buvac, Ashish Chowdhary, Joerg Erlemeier, Barry French, Sanjay Goel, Bhaskar Gorti, Federico Guillén, Gregory Lee, Kristian Pullola, Sri Reddy, Marc Rouanne, Maria Varsellona and Marcus Weldon.

A photo of Reddy can be downloaded at: https://www.nokia.com/en_int/news/media-library/nokia-group-leadership-team

Additional background on all members of the GLT can be found at http://www.nokia.com/en_int/investors/corporate-governance/group-leadership-team

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

nokia.com

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

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Jon Peet, Vice President, Corporate Communications

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate; 3) our ability to retain, motivate, develop and recruit appropriately skilled personnel, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal